EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three months ended September 30,		Six months ended September 30,
	2009	2008	2009	2008
Consolidated income before provision for income taxes	$509	$25	$793	$712
Fixed charges:
Interest1	$618	$642	$1,117	$685
Portion of rent expense representative of the interest factor (deemed to be one-third)	2	2	4	4
Total fixed charges	620	644	1,121	689
Earnings available for fixed charges	$1,129	$669	$1,914	$1,401
Ratio of earnings to fixed charges	1.82	1.04	1.71	2.03

1 Components of interest expense are discussed under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Interest Expense.”